UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ONI SYSTEMS CORP.
(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.0001 per share, under certain ONI Systems Corp. option plans
(Title of Class of Securities)

68273F103
(CUSIP Number of Class of Securities (underlying common stock, par value $0.0001 per share))

Michael A. Dillon
Vice President, General Counsel and Secretary
ONI SYSTEMS CORP.
5965 Silver Creek Valley Road
San Jose, California 95138
(408) 965-2600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Horace L. Nash, Esq.
Richard L. Dickson, Esq.
David A. Bell, Esq.
FENWICK & WEST, LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

$26,933,929.56*	$5,387**

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 8,744,782 shares of common stock of ONI Systems Corp. having an aggregate value of $26,523,928.56 as of October 18, 2001 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

**	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Ch	eck the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Ch	eck the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by ONI Systems Corp. (the “Company”) with the Securities and Exchange Commission on October 19, 2001 (the “Schedule TO”) relating to an offer by the Company to its employees to exchange all outstanding options to purchase the Company’s common stock, par value $0.0001 per share, the ONI Systems Corp. 1998 Equity Incentive Plan (the “1998 Plan”), the ONI Systems Corp. 1999 Equity Incentive Plan (the “1999 Plan”) and the ONI Systems Corp. 2000 Equity Incentive Plan (the “2000 Plan” and, collectively with the 1998 Plan and the 1999 Plan, the “Plans”) for new nonqualified stock options (the “New Options”). Employees that elect to exchange outstanding options having an exercise price greater than or equal to $6.00 per share must also exchange all stock options granted on or after May 19, 2001, even if those options have an exercise price less than $6.00 per share (the options submitted for exchange, the “Cancelled Options”). The New Options will be granted by the Company under the 2000 Plan, and upon the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal (Election to Participate) (the “Letter of Transmittal (Election to Participate)”, and together with the Offer to Exchange, as they may be amended from time to time, the “New Grant Program”).

          The Offer to Exchange, Letter of Transmittal (Election to Participate) and Notice of Withdrawal are attached to this Amendment No.1 as Exhibits (a)(1), (a)(2) and (a)(4), respectively. In addition, the slides used in presentations to eligible option holders are attached as Exhibit (a)(9) to this Amendment No.1.

ITEM 12.    EXHIBITS.

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated October 19, 2001.

(2)	Form of Letter of Transmittal (Election to Participate).

(3)*	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.

(4)	Form of Notice of Withdrawal.

(5)*	Transcript of announcement made to employees on October 19, 2001.

(6)*	Form of Cover Letter to Eligible Option Holders.

(7)
Those portions of the Company’s annual report on Form 10-K for its fiscal year ended
March 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001
(incorporated herein by reference).

(8)	The Company’s quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001 (incorporated herein by reference).

(9)	Slides used in presentations to eligible option holders.
(b)	Not applicable.

(d)(1)	The Company’s 1998 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.03 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-32104)).

(2)	The Company’s 1999 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.04 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-32104)).

(3)	The Company’s 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.05 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-32104)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

          (a) Not applicable.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

Da	te: October 26, 2001 ONI SYSTEMS CORP.

/S/ MICHAEL A. DILLON
By	:
Michael A. Dillon, Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number		Description

(a)(1)		Offer to Exchange, dated October 19, 2001.

(2)		Form of Letter of Transmittal (Election to Participate).

(3)	*	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.

(4)		Form of Notice of Withdrawal.

(5)	*	Transcript of announcement made to employees on October 19, 2001.

(6)	*	Form of Cover Letter to Eligible Option Holders.

(7)
Those portions of the Company’s annual report on Form 10-K for its fiscal year ended
March 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001
(incorporated herein by reference).

(8)		The Company’s quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001 (incorporated herein by reference).

(9)		Slides used in presentations to eligible option holders.

(b)		Not applicable.

(d)(1)		The Company’s 1998 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.03 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-32104)).

(2)		The Company’s 1999 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.04 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-32104)).

(3)		The Company’s 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.05 filed with the Company’s Registration Statement on Form S-1 (commission File No. 333-32104)).

(g)		Not applicable.

(h)		Not applicable.

*	Previously filed.